APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Income Statement (Profit and Loss)

Cultured Provisions LLC
For the year ended December 31, 2020

	2020
Income	
Sales - Retail	23,959.00
Sales - Wholesale	17,888.63
Total Income	**41,847.63**
Cost of Goods Sold	
Food Cost	35,011.59
Payment Service Fees	1,708.50
Subcontractors	2,206.00
Total Cost of Goods Sold	**38,926.09**
Gross Profit	**2,921.54**
Operating Expenses	
Automobile Expense	76.81
Bank Service Charges	87.73
Carting	1,139.17
Cleaning Supplies	501.97
Donations	17.59
Dues & Subscriptions	1,004.36
Infrastructure Cost	2,278.49
Insurance	609.92
Kitchen Tools	17,331.48
Laundry Expense	140.00
Meals & Entertainment	2,248.87
Office Expense	3,377.63
Paper Supplies	93.00
Postage and Delivery	91.65
Printing & Reproduction	451.83
Professional Fees	3,661.09
Rent	33,030.22
Research & Development	80.00
Transportation	2,063.27
Utilities	2,134.09
Total Operating Expenses	**70,419.17**
Operating Income	**(67,497.63)**
Net Income	**(67,497.63)**

Balance Sheet

Cultured Provisions LLC
As of December 31, 2020

Account	Dec 31, 2020
Assets	
Current Assets	
Cash and Cash Equivalents	
Chase Checking	2,219.99
Stripe USD	496.75
Total Cash and Cash Equivalents	**2,716.74**
Tax Refund Due	1088.64
Total Current Assets	**3,805.38**
Total Assets	**3,805.38**
Liabilities and Equity	
Liabilities	
Long Term Liabilities	
Loan - Owner	31,585.54
Loans - Private Friends/Family	20,000.00
Total Long Term Liabilities	**51,585.54**
Total Liabilities	**51,585.54**
Equity	
Current Year Earnings	(67,497.63)
Owner's Capital: Owner's Draw	(66.30)
Owner's Capital: Owner's Investment	19,783.77
Total Equity	**(47,780.16)**
Total Liabilities and Equity	**3,805.38**

Statement of Cash Flows

Cultured Provisions LLC
For the year ended December 31, 2020

	2020
Operating Activities	
Receipts from customers	41,847.63
Payments to suppliers and employees	(77,759.72)
Cash receipts from other operating activities	(1,088.64)
Net Cash Flows from Operating Activities	**(37,000.73)**
Financing Activities	
Other cash items from financing activities	39,717.47
Net Cash Flows from Financing Activities	**39,717.47**
Net Cash Flows	**2,716.74**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	-
Net cash flows	2,716.74
Cash and cash equivalents at end of period	2,716.74
Net change in cash for period	**2,716.74**

I, Tyler Lee Steinbrenner, certify that:

1. The financial statements of Cultured Provisions included in this Form are true and complete in all material respects; and
2. The tax return information of Cultured Provisions included in this Form reflects accurately the information reported on the tax return for Cultured Provisions for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   _____

Name: Tyler Lee Steinbrenner

Title: Owner and Head Baker